UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

KANA SOFTWARE, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

483600300

(CUSIP Number)

Accel-KKR

2500 Sand Hill Road, Suite 300

Menlo Park, California 94025

(650) 289-2481

Attn: Jason Klein

Kay Technology Corp, Inc.

c/o Accel-KKR

2500 Sand Hill Road, Suite 300

Menlo Park, California 94025

(650) 289-2481

Attn: Jason Klein

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPY TO:

Carol Anne Huff

Jeffrey Seifman, P.C.

Kirkland & Ellis LLP

300 North LaSalle Street

Chicago, Illinois 60654

(312) 862-2200

December 21, 2009

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 483600300

(1)	Names of reporting persons. Kay Technology Corp, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization

Number of shares beneficially owned by each reporting person with:	(7) Sole voting power None
(8) Shared voting power 11,424,917
(9) Sole dispositive power None
(10) Shared dispositive power None

(11)	Aggregate amount beneficially owned by each reporting person 11, 424,917
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 27.7%
(14)	Type of reporting person (see instructions) CO

CUSIP No. 483600300

(1)	Names of reporting persons. AKKR Management Company, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization

Number of shares beneficially owned by each reporting person with:	(7) Sole voting power None
(8) Shared voting power 11,424,917
(9) Sole dispositive power None
(10) Shared dispositive power 2,000,000

(11)	Aggregate amount beneficially owned by each reporting person 11, 424,917
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 27.7%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 483600300

(1)	Names of reporting persons. AKKR Special Opportunities LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization

Number of shares beneficially owned by each reporting person with:	(7) Sole voting power None
(8) Shared voting power 2,000,000
(9) Sole dispositive power None
(10) Shared dispositive power 2,000,000

(11)	Aggregate amount beneficially owned by each reporting person 2,000,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 4.85%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 483600300

(1)	Names of reporting persons. Accel-KKR Capital Partners III, LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization

Number of shares beneficially owned by each reporting person with:	(7) Sole voting power None
(8) Shared voting power 2,000,000
(9) Sole dispositive power None
(10) Shared dispositive power 2,000,000

(11)	Aggregate amount beneficially owned by each reporting person 2,000,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 4.85%
(14)	Type of reporting person (see instructions) PN

CUSIP No. 483600300

(1)	Names of reporting persons. AKKR Fund III Management Company, LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization

Number of shares beneficially owned by each reporting person with:	(7) Sole voting power None
(8) Shared voting power 2,000,000
(9) Sole dispositive power None
(10) Shared dispositive power 2,000,000

(11)	Aggregate amount beneficially owned by each reporting person 2,000,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 4.85%
(14)	Type of reporting person (see instructions) PN

This Amendment No. 1 (this “Amendment”) amends the statement on Schedule 13D filed on November 3, 2009 (as so amended, the “Schedule 13D”), with respect to shares of common stock, par value $0.001 per share (the “Common Stock”) of KANA Software, Inc., a Delaware corporation (“KANA” or the “Company”). Capitalized terms used and not otherwise defined in this Amendment shall have the meanings set forth in the 13D. This Amendment amends the Schedule 13D as specifically set forth herein.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended by inserting the following paragraph at the end thereof:

On December 21, 2009, AKKR Special Opportunities LLC “Special Opportunities”) purchased 1,400,000 shares of Common Stock from Enghouse Systems Limited at a purchase price of $1.15 per share, with funding provided by Accel-KKR Capital Partners III, L.P. As more fully described in Item 4 hereof, Enghouse Systems Limited (the “Enghouse Stockholder”), entered into that certain Voting Agreement and Irrevocable Proxy (the “Enghouse Voting Agreement”) dated December 18, 2009 in favor of Kay Tech, effective upon the consummation of the purchase. An aggregate of 1,400,000 shares of Common Stock are subject to the terms of the Enghouse Voting Agreement as of December 21, 2009. The Enghouse Voting Agreement is attached hereto as Exhibit H and is incorporated herein by reference.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended by inserting the following paragraph at the end thereof:

Pursuant to the Enghouse Voting Agreement, the Enghouse Stockholder irrevocably appoint the President of Kay Tech as the sole and exclusive proxy for the Enghouse Stockholder, with full power to exercise all voting and other rights with respect to the shares of Common Stock subject to the Enghouse Voting Agreement (the “Enghouse Subject Shares”). Kay Tech intends to instruct the Enghouse Stockholder to vote or will vote such shares in favor of approval of the Asset Purchase Agreement previously disclosed.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

The first paragraph of Item 5 is hereby amended and restated in its entirety as follows:

(a) – (b) Upon the execution of the Voting Agreements, the Midwood Voting Agreement and the Enghouse Voting Agreement, Kay Tech may be deemed to have acquired “beneficial ownership” (as defined in Rule 13d-3 promulgated under the Exchange Act) of the Subject Shares under each Voting Agreement, of the Midwood Subject Shares under the Midwood Voting Agreement and the Enghouse Subject Shares under the Enghouse Voting Agreement, and by virtue of its having the shared power to vote the Subject Shares under each Voting Agreement, the Midwood Subject Shares under the Midwood Voting Agreement and the Enghouse Subject Shares under the Enghouse Voting Agreement with respect to the matters set forth in such Voting Agreements and with respect to all matters in the case of the Midwood Voting Agreement and the Enghouse Voting Agreement. Kay Tech has neither sole nor shared dispositive power over the Subject Shares pursuant to the terms of the Voting Agreements, the Midwood Subject Shares or the Enghouse Subject Shares. Special Opportunities, as the holder of the Midwood Subject Shares and the Enghouse Subject Shares, has shared voting and dispositive power over the 600,000 Midwood Subject Shares representing 1.46% of the issued and outstanding Common Stock and the 1,400,000 Enghouse Subject Shares representing 3.39% of the issued and outstanding Common Stock. Accel-KKR Capital Partners III, L.P. (“Fund III”) as the general partner of Special Opportunities, and AKKR Fund III Management Company, L.P. (“Management LP”), as the general partner of Fund III, may each be deemed to have shared voting and dispositive power of the 600,000 shares subject to the Midwood Voting Agreement, representing 1.46% of the issued and outstanding Common Stock and the 1,400,000 Enghouse Subject Shares representing 3.39% of the issued and outstanding Common Stock. AKKR Management Company, LLC as the general partner of Management LP and through its control of Kay Tech may be deemed to have shared voting power of the 11,424,917 shares reported herein and shared dispositive power of the 600,000 Midwood Subject Shares and the 1,400,000 Enghouse Subject Shares. As of December 21, 2009, the aggregate number of Subject Shares under the Voting Agreements, the Midwood Subject Shares under the Midwood Voting Agreement and the Enghouse Subject Shares under the Enghouse Voting Agreement totaled 11,424,917 and constituted approximately 27.7% of the issued and outstanding Common Stock. All percentages are based upon the definitive proxy of the Company filed with the SEC November 27, 2009.

(c) The information in Item 3 is incorporated by reference.

ITEM 6.	CONTRACTS, AGREEMENTs, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

Item 6 is hereby amended by inserting the following paragraph at the end thereof:

The description of the Enghouse Voting Agreement in Items 3 and 4 is incorporated by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended by inserting the following paragraph at the end thereof:

Exhibit H Form of Voting Agreeement for Enghouse Systems Limited

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date: December 21, 2009

KAY TECHNOLOGY CORP, INC.

By:	/s/ Jason Klein, President, Kay Technology Corp, Inc.

AKKR SPECIAL OPPORTUNITIES LLC

By:	Accel-KKR Capital Partners III, LP, its Member and Manager
By:	AKKR Fund III Management Company, LP, its General Partner
By:	AKKR Management Company, LLC, its General Partner

By:	/s/ Thomas Barnds, its Managing Member.

ACCEL-KKR CAPITAL PARTNERS III, LP

By:	AKKR Fund III Management Company, LP, its General Partner
By:	AKKR Management Company, LLC, its General Partner

By:	/s/ Thomas Barnds, its Managing Member.

AKKR FUND III MANAGEMENT COMPANY, LP

By:	AKKR Management Company, LLC, its General Partner

By:	/s/ Thomas Barnds, its Managing Member.

AKKR MANAGEMENT COMPANY, LLC

By:	/s/ Thomas Barnds, Member, AKKR Management Company, LLC

VOTING AGREEMENT AND

IRREVOCABLE PROXY

TO VOTE STOCK OF

KANA SOFTWARE, INC.

December 18, 2009

WHEREAS, the undersigned Enghouse Systems Limited (“Stockholder”) is selling 1,400,000 shares of common stock (the “Shares”), of KANA Software, Inc., a Delaware corporation (“Company”) to AKKR Special Opportunities LLC (“Special Opportunities”) on the date hereof;

WHEREAS, Stockholder and Special Opportunities intend that full beneficial ownership of the Shares, including the power to vote the Shares, transfer to Special Opportunities, irrespective of the actual settlement date of the sale of the Shares; and

WHEREAS, Stockholder and Special Opportunities intend that Special Opportunities or its designee be entitled to vote the Shares on all matters for which a record date is established, notwithstanding whether the record date applicable to such vote occurs prior to the date hereof and/or prior to the actual settlement date of the sale of the Shares.

NOW THEREFORE, Stockholder, intending to be legally bound, acknowledges and agrees as follows:

Stockholder represents and warrants to Special Opportunities that it was the holder of record and beneficial owner of the Shares with the sole power and authority to vote and transfer such Shares as of the close of business on November 20, 2009 and as of the date hereof.

Stockholder hereby irrevocably (to the fullest extent permitted by applicable law) appoints Jason Klein, the President of Kay Technology Corp, Inc., a Delaware corporation and designee of Special Opportunities (“Purchaser”), or any other designee of Purchaser, as the sole and exclusive attorney and proxy of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that the undersigned is entitled to do so) with respect to the Shares in accordance with the terms of this Irrevocable Proxy. Upon the undersigned’s execution of this Irrevocable Proxy, any and all prior proxies given by the undersigned with respect to any Shares are hereby revoked and the undersigned agrees not to grant any subsequent proxies or enter into any agreement or understanding with any person or entity to vote or give instructions with respect to the Shares in any manner inconsistent with the terms of this Irrevocable Proxy.

This Irrevocable Proxy is perpetual and irrevocable (to the fullest extent permitted by applicable law), is coupled with an interest sufficient in law to support an irrevocable proxy, and is granted in consideration of Purchaser’s acquisition of the Shares from Stockholder.

The attorneys and proxies named above, and each of them, are hereby authorized and empowered by the undersigned, at all times following the date hereof (including, for the avoidance of doubt, at any vote from this date forward regardless of any applicable record date), to act as the undersigned’s attorney and proxy to vote the Shares, and to exercise all voting and other rights of the undersigned with respect to the Shares, at every annual, special or adjourned meeting of the stockholders of Company and in every written consent in lieu of such meeting with respect to all matters (regardless of whether the record date applicable to such vote or consent occurs prior to the date hereof and/or prior to the actual settlement date of the sale of the Shares), including, without limitation, as follows: (i) in favor of approval of the adoption of that certain Asset Purchase Agreement dated October 26, 2009 by and between Purchaser and the Company (the “Asset Purchase Agreement”) (or any amended version thereof) and the transactions contemplated thereby, (ii) in favor of the name change contemplated by the Asset Purchase Agreement, (iii) in favor of any proposal to adjourn the meeting to solicit additional proxies in favor of the approval of the Asset Purchase Agreement and (iv) against any Acquisition Proposal (including any Superior Proposal) (in each case, as defined in the Asset Purchase Agreement) or any other corporate action which would frustrate the purpose of or prevent or delay the consummation of the transactions contemplated by the Asset Purchase Agreement.

If requested by Special Opportunities or if for any reason the above proxy shall be held invalid, Stockholder agrees to vote the Shares in the manner directed by Special Opportunities at every annual, special or adjourned meeting of the stockholders of Company and in every written consent in lieu of such meeting to the extent Stockholder is deemed to be the record or beneficial holder of the Shares as of the record date with respect thereto. Stockholder agrees to take all reasonable action to assist Special Opportunities in effectuating this agreement, including without limitation, notifying Special Opportunities of the receipt of proxy materials received by it with respect to the Shares, forwarding such proxy materials to Special Opportunities and/or instructing the holder of record (if other than the undersigned) to vote such shares as directed by Special Opportunities.

This Irrevocable Proxy constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. This Irrevocable Proxy, together with any rights, interests or obligations of Stockholder hereunder, may be assigned or delegated in whole or in part by Special Opportunities without the consent of or any action by Stockholder upon written notice by Special Opportunities to Stockholder. Without limiting the foregoing, any obligation of Stockholder hereunder shall be binding upon the heirs, personal representatives, successors and assigns of Stockholder. In the event that any provision of this Irrevocable Proxy, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Irrevocable Proxy shall continue in full force and effect and the application of such provision to other persons or circumstances shall be interpreted so as reasonably to effect the intent of the parties hereto.

This Irrevocable Proxy shall be governed by and construed in accordance with the laws of the State of Delaware without reference to such state’s principles of conflicts of law.

[signature page follows]

This Irrevocable Proxy is coupled with an interest as aforesaid and is irrevocable. This Irrevocable Proxy may not be amended or otherwise modified without the prior written consent of Purchaser.

ENGHOUSE SYSTEMS LIMITED (1,400,000 Shares)

/s/ Stephen Sadler
(Signature of Stockholder)

Stephen Sadler, Chairman and CEO
(Print name and title if signing on behalf of an entity)